UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

For the fiscal year ended December 31, 2007

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

For the transition period from              to             .

Commission File No. 33-55629

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

ANNTAYLOR, INC. SAVINGS PLAN

B.	Name of the issuer of the securities held pursuant to the plan and the address of its principal executive office:

ANNTAYLOR STORES CORPORATION

(Exact name of registrant as specified in its charter)

7 Times Square, New York, NY	10036
(Address of principal executive offices)	(Zip Code)

(212) 541-3300

(Registrant’s telephone number, including area code)

ANNTAYLOR, INC. SAVINGS PLAN

All other schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Trustees and Participants of

The AnnTaylor, Inc. Savings Plan

New York, NY

We have audited the accompanying statements of net assets available for benefits of AnnTaylor, Inc. Savings Plan (the “Plan”) as of December 31, 2007 and 2006, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2007 and 2006, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) as of December 31, 2007 is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This schedule is the responsibility of the Plan’s management. Such schedule has been subjected to the auditing procedures applied in our audit of the basic 2007 financial statements and, in our opinion, is fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

/s/ DELOITTE & TOUCHE LLP

New York, New York

June 25, 2008

ANNTAYLOR, INC. SAVINGS PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

AS OF DECEMBER 31, 2007 AND 2006

	2007	2006
Participant directed investments:
Investments at fair value:
Ann Taylor stock funds	$2,423,350	$3,190,719
Mutual funds	37,767,441	31,041,246
Interest in common/collective trusts (pooled) funds	19,648,284	20,561,348
Loans to participants	1,221,780	912,427

Total investments	61,060,855	55,705,740

Receivables:
Employer contributions	157,786	56,296
Employee contributions	313,204	257,820
Dividends	8,917	—
Loan repayments	13,283	27,720

Total receivables	493,190	341,836

Cash	—	3,496

Total assets	61,554,045	56,051,072

Liabilities:
Contributions refundable	7,691	—

Total liabilities	7,691	—

Net assets available for benefits (at fair value)	61,546,354	56,051,072

Adjustments from fair value to contract value for fully benefit responsive investment contracts	(37,299)	66,781

Net assets available for benefits	$61,509,055	$56,117,853

See notes to financial statements.

ANNTAYLOR, INC. SAVINGS PLAN

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

FOR THE YEARS ENDED DECEMBER 31, 2007 AND 2006

	2007	2006
ADDITIONS
Investment income:
Interest and dividend income	$1,741,201	$1,895,101
Net appreciation in fair value of investments	347,590	3,160,373

Net investment income	2,088,791	5,055,474

Contributions:
Employer contributions	2,283,589	1,553,148
Employee contributions	8,413,497	7,106,119
Rollover contributions	1,252,070	1,287,357

Total contributions	11,949,156	9,946,624

Total additions	14,037,947	15,002,098

DEDUCTIONS
Benefits paid to participants	8,646,745	5,660,740

Total deductions	8,646,745	5,660,740

NET INCREASE IN NET ASSETS AVAILABLE FOR BENEFITS	5,391,202	9,341,358

NET ASSETS AVAILABLE FOR BENEFITS:
Beginning of year	56,117,853	46,776,495

End of year	$61,509,055	$56,117,853

See notes to financial statements.

ANNTAYLOR, INC. SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

1.	PLAN DESCRIPTION

The following description of the AnnTaylor, Inc. Savings Plan (the “Plan”) provides only general information. Participants should refer to the Plan Document, which is available from the Plan administrator, for a more complete description of the Plan’s provisions.

General

The Plan is a defined contribution plan established in July 1989 by AnnTaylor, Inc. (the “Company”), a subsidiary of AnnTaylor Stores Corporation. All full-time employees of the Company who have completed thirty consecutive days of employment (consisting of at least 30 hours of service per week) and all part-time employees that have attained a 1,000 hour and one year service requirement with the Company or its subsidiaries and affiliates are eligible to make pre-tax and after-tax salary contributions. Employees must complete one year of service and attain 1,000 hours to be eligible for Company matching contributions. The Plan has an automatic enrollment feature which will automatically enroll all eligible employees thirty days after meeting the eligibility provisions previously described. Any employee can elect out of the Plan at anytime. The Administrative Committee of the Plan controls and manages the operation and administration of the Plan.

Ameriprise Trust Company served as the trustee of the Plan through March 31, 2007. Wachovia Retirement Services served as the trustee of the Plan from April 1, 2007 through September 30, 2007. Beginning October 1, 2007, Charles Schwab Retirement Plan Services, Inc. (the “Plan Trustee”) became the trustee of the Plan. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).

In 2006, Wachovia Bank, N.A. acquired the Ameriprise Trust Company 401(k) recordkeeping business. The transaction closed on June 1, 2006 and all of recordkeeping and administrative services for the Plan were transitioned from the Ameriprise Trust Company to Wachovia Retirement Services on April 1, 2007. On October 1, 2007, the Company transitioned all recordkeeping and administrative services for the Plan from Wachovia Retirement Services to Charles Schwab Retirement Plan Services, Inc.

Contributions

Prior to October 1, 2007, the Company contributed a maximum of 50% with respect to the first 3% of each participant’s pre-tax contributions, and / or after-tax contributions. Beginning on October 1, 2007, the Company contributes a maximum of 100% with respect to the first 3% and 50% with respect to the next 3% of each participant’s pre-tax contributions and / or after-tax contributions.

Beginning July 1, 2002, participants (excluding “highly compensated employees”) were allowed to contribute up to 50% of their eligible compensation in pre-tax and / or after-tax contributions, up to the statutory limits. Effective January 1, 2007, participants (excluding “highly compensated employees”) could contribute up to 75% of their compensation in pre-tax and / or after-tax contributions up to the statutory limits. “Highly compensated employees” can defer no more than 5% of their eligible compensation as pre-tax contributions and can defer no more than 1% of their eligible compensation as after-tax contributions.

A participant’s aggregate pre-tax contributions may not exceed $15,500 in 2007 and $15,000 in 2006, except that participants who have attained age 50 or will attain age 50 during the Plan year are eligible to make certain “catch up” contributions permitted by federal pension laws. Total employee contributions are subject to limitations imposed by the Internal Revenue Service. All employee contributions are remitted to the trustee and invested together with Company contributions.

ANNTAYLOR, INC. SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

1.	PLAN DESCRIPTION (CONTINUED)

Investments

Plan participants are able to direct the investment of their Plan holdings (employer and employee) into various investment options offered under the Plan on a daily basis. The investment options consist of 18 funds comprised of mutual funds and common/collective trusts (pooled) funds, as well as the Ann Taylor stock fund which had a fair market value of $28.22 per unit at December 31, 2007 and $35.94 per unit at December 31, 2006.

Participant Accounts

Each participant’s account is credited with (a) the participant’s contributions, (b) the Company’s matching contributions, and (c) earnings allocable to investments credited to each participant’s account. Participants are entitled to the vested balance in their account.

Loans to Participants

Participants may borrow from their fund accounts a minimum of $1,000 and up to a maximum of $50,000 or 50% of their vested account balance, whichever is less. Loan terms range from one to five years. The loans are secured by 50% of the balance in the participant’s account up to the amount of the loan and bear interest at a rate as determined by the Plan Trustee and authorized by the Plan’s Administrative Committee based on the prevailing Prime Rate at the time of the loan plus 1%.

Vesting

Prior to October 1, 2007, participants of the Plan had no vested interest in Company contributions or Plan earnings thereon credited to their accounts until they had two years of service, at which time they were 25% vested. Vesting increased by 25% per year up to 100% after five years of service. Beginning on October 1, 2007, the Plan provides that participants have no vested interest in Company contributions or Plan earnings thereon credited to their accounts until they have two years of service, at which time they are 100% vested. The Plan provides 100% vesting of a participant’s account balance upon their retirement on or after age 65, death or total disability.

Participants are fully vested at all times with respect to employee contributions and earnings thereon.

Contributions Refundable

The Plan is required to return contributions received during the plan year in excess of the Internal Revenue Code (“IRC”) limits.

Payment of Benefits

Participants or their beneficiaries are entitled to receive their entire account balance, in accordance with the vesting provisions of the Plan, upon retirement on or after age 65, death, total disability or employment termination. All distributions are lump sum payments. Prior to March 28, 2005, participants whose account balances were in excess of $5,000 may have elected deferred payment. On or after March 28, 2005, participants whose account balances are in excess of $1,000 may elect deferred payment.

ANNTAYLOR, INC. SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

1.	PLAN DESCRIPTION (CONTINUED)

Forfeitures

Forfeited nonvested contributions are applied towards Company matching contributions. At December 31, 2007 and 2006, forfeited nonvested accounts totaled $4,757 and $27,595, respectively. During the years ended December 31, 2007 and 2006, forfeitures of $179,136 and $155,382, respectively, were utilized to reduce Company contributions.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The significant accounting policies followed by the Plan are detailed below:

Basis of Accounting

The accompanying financial statements of the Plan have been prepared in accordance with accounting principles generally accepted in the United States of America.

Investment Valuation and Income Recognition

The Plan’s investments in mutual funds are valued based on quoted market prices. The fair value of the investments in common/collective trusts (pooled) funds is determined by each fund’s trustee based on the fair value of the underlying securities within the fund. For the years ended December 31, 2007 and December 31, 2006, the Plan’s investments in the Ann Taylor stock fund were valued at their year end unit closing price.

In accordance with Financial Accounting Standards Board Staff Position (“FSP”) Nos. AAG INV-1 and Statement of Position (“SOP”) 94-4-1 Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans (“FSP Nos. AAG INV-1 and SOP 94-1-1”), the statements of net assets available for benefits present The Charles Schwab Stable Value Fund, which invests primarily in benefit-responsive investment contracts, for the year ended December 31, 2007 and for the RVST Income Fund II, a common collective trust that invests in benefit-responsive investment contracts, among other investments, for the year ended December 31, 2006 at fair value as well as an additional line showing an adjustment of the fully benefit-responsive investment contracts from fair value to contract value. The statements of changes in net assets available for benefits are presented at contract basis and are not affected by FSP Nos. AAG INV-1 and SOP 94-1-1. The fair values of The Charles Schwab Stable Value Fund and the RVST Income Fund II represent the Plan’s share of the fair value of the underlying net assets of the Funds. Contract value represents contributions made under the contract, plus earnings, less participant withdrawals and administrative expenses for the fund investments in insurance contracts and fair value for the fund investments in externally managed affiliated collective investment funds and other investments (primarily debt obligations). Participant loans are valued at cost less principal repayments, which approximates fair value. Interest on investments is recorded on an accrual basis as earned. Dividend income is recorded on ex-dividend date. Security transactions are recorded as of the trade date. Management fees and operating expenses charged to the Plan for investments in the mutual funds are deducted from income earned on a daily basis and are not separately reflected. Consequently, management fees and operating expenses are reflected as a reduction of investment return for such investments.

ANNTAYLOR, INC. SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Payment of Benefits

Benefits paid to participants are recorded upon distribution. Amounts allocated to accounts of persons who have elected to withdraw from the Plan but have not yet been paid were $2,582 and $41,362 at December 31, 2007 and 2006, respectively.

Administrative Costs

Professional and administrative fees and other expenses of the Plan are paid by the Company. Personnel and facilities of the Company are used by the Plan for its accounting and other activities at no charge to the Plan. The Company, at any time, may elect to have all such expenses paid by the Plan.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires Plan management to make estimates and assumptions that affect the reported amounts of net assets available for benefits and changes therein. Actual results could differ from those estimates.

Risks and Uncertainties

The Plan makes available various investment options for participant directed investments, including mutual funds, common/collective trusts and the Ann Taylor stock fund. Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the financial statements.

Recent Accounting Pronouncements

In September 2006, the Financial Accounting Standards Board (“FASB”) issued Statement of Financial Accounting Standards No. 157 (“SFAS No. 157”), Fair Value Measurements. SFAS No. 157 established a single authorative definition of fair value, sets a framework for measuring fair value and requires additional disclosures about fair value measurements. SFAS No. 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007. Plan management does not expect a material impact on its net assets available for benefits and changes in net assets available for benefits when SFAS No. 157 is adopted.

ANNTAYLOR, INC. SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

3.	INVESTMENTS

The Plan Trustees invest all employee and Company contributions, as well as earnings thereon, in accordance with participant direction and the terms of the Plan. The Plan Trustees have custody of all assets in the funds. Investments at fair value that represented five percent or more of the Plan’s net assets at December 31 were as follows:

	2007	2006
Mutual Funds:
Davis New York Venture Fund A	$13,635,044	$—
Thornburg International Value I	6,054,399	—
Growth Fund of America R3	4,655,045	—
Schwab S&P 500 Index—Select Shares	4,295,251	—
RVS Large Cap Equity Fund Class R4	—	14,594,866
Templeton Foreign Fund	—	4,139,662
AIM Constellation Fund	—	3,462,181
Royce Low-Priced Stock Fund	—	3,069,007
Interests in Common/Collective Trusts (Pooled) Funds:
Ann Taylor Stable Value Fund (1)*	11,611,658	—
Schwab Managed Retirement Trust Fund Cl II—2040	3,143,497	—
RVST Income Fund II (2)	—	10,223,406
RVST Equity Index Fund II	—	4,220,746
RVST Long-Term Horizon Fund (65:35)	—	3,999,070
Employer Securities:
Ann Taylor stock fund	2,423,350	3,190,719

*	Fund is comprised of The Charles Schwab Stable Value Fund and RVST Income Fund II.
(1)	Contract value was $11,574,359 at December 31, 2007.
(2)	Contract value was $10,290,187 at December 31, 2006.

ANNTAYLOR, INC. SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

3.	INVESTMENTS (CONTINUED)

For 2007 and 2006 the Plan’s investments, including investments bought and sold, as well as held during each year, appreciated/(depreciated) in fair value as follows:

	2007	2006
RVS Large Cap Equity Fund Class R4	$1,164,568	$980,269
Templeton Foreign Fund	639,021	252,146
AIM Constellation Fund	499,036	191,985
RVST Income Fund II	380,042	403,607
RVST Long-Term Horizon Fund (65:35)	371,551	393,992
RVST Equity Index Fund II	371,002	537,343
RS Emerging Growth Fund	265,975	146,442
Royce Low-Priced Stock Fund	185,926	135,251
Ann Taylor Stable Value Fund	138,086	—
RVST Medium-Term Horizon Fund (50:50)	136,723	132,830
Artisan Small Cap Fund	109,301	23,466
PIMCO Total Return Fund	86,000	(12,774)
RVST Short-Term Horizon Fund (25:75)	30,018	34,584
RVS Balanced Fund (Class Y)	27,518	94,023
Schwab Managed Retirement Trust Fund Cl II—Income	613	—
Northern Small Cap Value Fund	(4,467)	—
Schwab Managed Retirement Trust Fund Cl II—2010	(9,791)	—
Schwab Managed Retirement Trust Fund Cl II—2050	(11,953)	—
Vanguard Mid Cap Index	(12,801)	—
GMO U.S. Value Fund (Class M)	(34,755)	58,880
Schwab Managed Retirement Trust Fund Cl II—2020	(36,393)	—
Schwab Managed Retirement Trust Fund Cl II—2030	(117,804)	—
DFA U.S. Large Value Fund	(121,963)	—
Schwab Managed Retirement Trust Fund Cl II—2040	(154,001)	—
Schwab S&P 500 Index—Select Shares	(290,069)	—
Growth Fund of America R3	(455,073)	—
Oppenheimer Main St Small Cap A	(487,155)	—
Thornburg International Value I	(516,450)	—
Buffalo Small Cap Fund	(529,850)	—
Ann Taylor stock fund	(630,637)	(127,343)
Davis NY Venture Fund A	(644,628)	—
RVS New Dimensions Fund	—	(84,328)

Net appreciation in fair value of investments	$347,590	$3,160,373

ANNTAYLOR, INC. SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

4.	PRIORITIES UPON TERMINATION OF THE PLAN

The Company intends to continue the Plan indefinitely, but reserves the right under the Plan to discontinue its contributions at any time and to amend or terminate the Plan subject to the provisions set forth in ERISA. In the event of termination, participants will become 100% vested in their accounts.

5.	INCOME TAX STATUS

The Internal Revenue Service has determined and informed the Company, by letter dated September 18, 2002, that the Plan and related trust were designed in accordance with applicable regulations of the IRC. The Plan has been amended since receiving the determination letter; however, the Plan Administrator and the Plan’s benefits counsel believe that no amendment adversely impacted the Plan’s compliance with the applicable requirements of the IRC and the Plan and related trust continue to be tax exempt. Therefore, no provision for income taxes has been included in the Plan’s financial statements.

6.	EXEMPT PARTY-IN-INTEREST TRANSACTIONS

Certain Plan investments are shares of mutual funds managed by Charles Schwab. Charles Schwab is the trustee as defined by the Plan and, therefore, these transactions qualify as exempt party-in-interest transactions. Fees paid by the Plan for investment management services were included as a reduction of the return earned on each fund.

At December 31, 2007, the Plan held 85,874 units of the Ann Taylor stock fund with a cost basis of $2,286,412 and at December 31, 2006, the Plan held 94,206 shares of the Ann Taylor stock fund with a cost basis of $2,641,242.

7.	RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

The following is a reconciliation of total investments per the financial statements for the years ended December 31, 2007 and 2006 to Form 5500:

	2007	2006
Total investments per the financial statements	$61,060,855	$55,705,740
Loans to participants	10,553	—
Due to participants	—	32,982
Deemed distributed loans	—	(15,641)

Total investments per Form 5500	$61,071,408	$55,723,081

ANNTAYLOR, INC. SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

7.	RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500 (CONTINUED)

The following is a reconciliation of receivables per the financial statements for the years ended December 31, 2007 and 2006 to Form 5500:
	2007	2006
Total receivables per the financial statements	$493,190	$341,836
Loans to participants	(10,553)	—
Interest on pooled accounts	—	360

Total receivables per Form 5500	$482,637	$342,196

The following is a reconciliation of liabilities per the financial statements for the years ended December 31, 2007 and 2006 to Form 5500:

	2007	2006
Total liabilities per the financial statements	$7,691	$—
Benefits payable	2,582	41,362

Total liabilities per Form 5500	$10,273	$41,362

The following is a reconciliation of adjustment from fair value to contract value per the financial statements for the years ended December 31, 2007 and 2006 to Form 5500:

	2007	2006
Adjustment from fair value to contract value per financial statements	$(37,299)	$66,781
Adjustments from fair value to contract value	37,299	(66,781)

Adjustments from fair value to contract value per Form 5500	$—	$—

ANNTAYLOR, INC. SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

7.	RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500 (CONTINUED)

The following is a reconciliation of total additions per the financial statements for the year ended December 31, 2007 to total income per Form 5500:

2007
Total additions per the financial statements	$14,037,947
Prior year due to participants	(32,982)
Prior year deemed distributed loans	15,641
Prior year interest on pooled accounts	(360)
Prior year adjustment from fair value to contract value	66,781
Adjustment from fair value to contract value	37,299

Total income per Form 5500	$14,124,326

The following is a reconciliation of benefits paid to participants per the financial statements for the year ended December 31, 2007 to Form 5500:

2007
Total deductions per the financial statements	$8,646,745
Benefits payable, current year	2,582
Benefits payable, prior year	(41,362)

Total deductions per Form 5500	$8,607,965

ANNTAYLOR, INC. SAVINGS PLAN

FORM 5500, SCHEDULE H, PART IV, LINE 4i – SCHEDULE OF ASSETS (HELD AT END OF YEAR)

AS OF DECEMBER 31, 2007

(a)	(b)	(c)	(d)	(e)
Party-in-Interest	Identity of Issue, Borrower, Lessor, or Similar Party	Description of Investment	Cost	Current Value
Yes	Ann Taylor Unitized Stock Fund	Employer Securities	**	$2,423,350
Yes	The Charles Schwab Stable Value Fund	Common Collective Trust Fund	**	4,839,698
No	Riversource Income Fund II	Common Collective Trust Fund	**	6,771,960
Yes	Schwab Managed Ret 2010 CI II	Common Collective Trust Fund	**	506,107
Yes	Schwab Managed Ret 2020 CI II	Common Collective Trust Fund	**	1,308,815
Yes	Schwab Managed Ret 2030 CI II	Common Collective Trust Fund	**	2,713,437
Yes	Schwab Managed Ret 2040 CI II	Common Collective Trust Fund	**	3,143,497
Yes	Schwab Managed Ret 2050 CI II	Common Collective Trust Fund	**	251,086
Yes	Schwab Managed Ret Income II	Common Collective Trust Fund	**	113,684
No	Buffalo Small Cap	Registered Investment Company	**	2,570,540
No	Davis New York Venture Fund A	Registered Investment Company	**	13,635,044
No	DFA U.S. Large Cap Value	Registered Investment Company	**	1,167,177
No	Growth Fund of America R3	Registered Investment Company	**	4,655,045
No	Northern Small Cap Value	Registered Investment Company	**	54,987
No	Oppenheimer Main St Small Cap A	Registered Investment Company	**	2,640,947
No	Pimco Total Return Fund	Registered Investment Company	**	2,232,680
Yes	Schwab S&P 500 Index Sel	Registered Investment Company	**	4,295,251
No	Thornburg Intl Value I	Registered Investment Company	**	6,054,399
No	Vanguard Mid Cap Index	Registered Investment Company	**	461,371
Yes	Loans to Participants	Loans bearing interest at rates between 5.00% and 9.25% and maturing between 2008 and 2013		1,232,333

				$61,071,408

Employer Identification Number: 51-0297083

Plan Number: 001

**	Cost information has been omitted for participant-directed investments.

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the Administrative Committee has duly caused this Annual Report to be signed on its behalf by the undersigned hereunto duly authorized.

AnnTaylor, Inc. Savings Plan

Date: June 26, 2008	By:	/s/ Michael J. Nicholson
Michael J. Nicholson
Executive Vice President,
Chief Financial Officer and Treasurer,
AnnTaylor, Inc.

EXHIBIT INDEX

Exhibit No.

23	Consent of Deloitte & Touche LLP.